UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 19, 2019

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 9. Other Events

Appointment of Chief Media Officer

On September 19, 2019 Med-X, Inc. (“Company”) President & COO Matthews Mills officially announced the appointment of Nicholas Phillips as the Company’s Chief Media Officer. Mr. Phillips has been instrumental in building the Company’s Social Media activity while also being the Editor-in-Chief of The Marijuana Times. Mr. Phillips is also responsible for the development of National Investor Network platform. The Network will act as an artificial intelligence lead generator for the Company’s current crowdfunding efforts, as well as planned publishing of content for other companies that are looking to utilize crowdfunding to raise capital.

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.
(Exact name of issuer as specified in its charter)

Date: September 19, 2019	By:	/s/ Ronald J. Tchorzewski
Ronald J. Tchorzewski – Chief Financial Officer

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